UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Woori Financial Group’s Preliminary Financial Performance Figures

for the First Half of 2024

The preliminary financial performance figures for Woori Financial Group for the six-month period ended June 30, 2024, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2024	2H 2023	% Change Increase	1H 2023	% Change Increase
Revenue*	Specified Half	23,737,884	18,636,676	27.37	23,396,811	1.46
	Cumulative Basis	23,737,884	42,033,487	—	23,396,811	1.46
Operating Income	Specified Half	2,403,879	1,351,591	77.86	2,147,438	11.94
	Cumulative Basis	2,403,879	3,499,029	—	2,147,438	11.94
Income before	Specified Half	2,390,748	1,368,920	74.64	2,148,533	11.27
Income Tax Expense	Cumulative Basis	2,390,748	3,517,453	—	2,148,533	11.27
Net Income	Specified Half	1,800,320	1,013,082	77.71	1,613,812	11.56
	Cumulative Basis	1,800,320	2,626,894	—	1,613,812	11.56
Profit to the Equity Holders of the Parent Entity	Specified Half	1,755,396	967,420	81.45	1,538,876	14.07
	Cumulative Basis	1,755,396	2,506,296	—	1,538,876	14.07

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

Woori Bank’s Preliminary Financial Performance Figures

for the First Half of 2024

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Financial Group, for the six-month period ended June 30, 2024, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		1H 2024	2H 2023	% Change Increase	1H 2023	% Change Increase
Revenue*	Specified Half	21,367,085	16,468,435	29.75	21,251,376	0.54
	Cumulative Basis	21,367,085	37,719,811	—	21,251,376	0.54
Operating Income	Specified Half	2,234,570	1,360,213	64.28	1,956,745	14.20
	Cumulative Basis	2,234,570	3,316,958	—	1,956,745	14.20
Income before	Specified Half	2,210,739	1,378,285	60.40	1,951,149	13.30
Income Tax Expense	Cumulative Basis	2,210,739	3,329,434	—	1,951,149	13.30
Net Income	Specified Half	1,678,817	1,037,179	61.86	1,477,901	13.59
	Cumulative Basis	1,678,817	2,515,080	—	1,477,901	13.59
Profit to the Equity Holders of the Parent Entity	Specified Half	1,673,512	1,033,614	61.91	1,471,973	13.69
	Cumulative Basis	1,673,512	2,505,587	—	1,471,973	13.69

The above figures are prepared in accordance with Korean International Financial Reporting Standards. The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets and other operating income (excluding non-operating income).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 25, 2024	By:	/s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Deputy President